Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
SeaChange Holdings, Inc.	Delaware
ZQ Interactive, Ltd.	British Virgin Islands
S.E.A.C. Ireland Limited	Ireland
SeaChange International UK Ltd.	United Kingdom
ZQ Interactive (Shanghai), Ltd.	China
SeaChange International SARL	France
SeaChange Japan KK	Japan
SeaChange US Pty Limited	Australia
SeaChange Asia Pacific Operations Pte. Ltd.	Singapore
SeaChange Philippines Corporation	Philippines
SEAC Germany GmbH	Germany
SeaChange India Private. Ltd.	India
SeaChange Korea LLC	Korea
SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi	Turkey
On Demand Group, Ltd.	United Kingdom
On Demand Management Ltd.	United Kingdom
On Demand Productions Ltd.	United Kingdom
ODG Deutschland GmbH	Germany
Mobix Interactive Ltd.	United Kingdom
Sceneworx Ltd.	United Kingdom
SEAC Canada Limited	Canada
Cambio Marítimo México S. de R.L. de C. V.	Mexico